GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 22,834
Due from clearing broker	86,330
Other assets	11,388
Total assets	$ 120,552
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 40,851
Total liabilities	40,851
Commitments and Contingencies	
Members' Equity (Note 5)	79,701
Total liabilities and Capital	$ 120,552